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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2003

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F                     40-F   X
                         -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes:                      No:   X
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Portland
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                                                          1510 - 800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                             N E W S  R E L E A S E

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:      ID Biomedical Corporation
               Dean Linden
               Manager, Corporate Communications
               (604) 431-9314
               www.idbiomedical.com

For Immediate Release

                    ID BIOMEDICAL ANNOUNCES YEAR END RESULTS

VANCOUVER, BC- APRIL 21, 2003 - ID Biomedical announced today that it had a net loss of $14.5 million or ($0.46) per share for the year ending December 31, 2002, as compared to net loss of $14.7 million or ($0.51) per share for the year ended December 31, 2001. At year-end, cash and cash equivalents were $23.8 million as opposed $25.6 million at September 30, 2002 and $33.7 million at the end of 2001.

Subsequent to the year end, the Company sold its shares in Third Wave Technologies, Inc., resulting in total proceeds of $2.5 million and a gain of $1.6 million over amounts reflected as cash equivalents at year end. This gain will be reflected in the Company's March 31, 2003 results. Also subsequent to year end, the Company announced that it was awarded a U.S. $6 million contract from Dynport Vaccine Company for the Good Manufacturing Practices (GMP) production of a subunit recombinant Plague vaccine antigen.

The Company's full financial details for 2002 will be available April 29th at WWW.SEDAR.COM or at WWW.IDBIOMEDICAL.COM. The results will be discussed at the Company's Annual General Meeting on June 3, 2003.

Commenting on the 2002 operating results, Todd R. Patrick, ID Biomedical's President and Chief Operating Officer said, "We are very pleased with the continued development of the Company and, in particular, with the clinical progress of our FluINsure and StreptAvax vaccines. In 2002, we initiated three Phase II Clinical Trials of our FluINsure vaccine, as well as commenced a Phase II Clinical Trial of our StreptAvax vaccine. We also completed construction of a pilot vaccine manufacturing plant, which allows us to produce clinical grade materials in accordance with U.S. Food and Drug Administration


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GMP. We achieved these important objectives in 2002, while maintaining a strong cash position throughout the year."

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology, which it is licensing to companies in the genomics and diagnostic industries for further product and technology development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ID Biomedical Corporation

                                             By: /s/ ANTHONY HOLLER
                                                 -------------------------------
                                                 Anthony F. Holler
                                                 Chief Executive Officer

Date: April 22, 2003


Portland